Lynn Toby Fisher 212.836.8685 lfisher@kayescholer.com

425 Park Avenue New York, New York 10022-3598 212.836.8000 Fax 212.836.6685 www.kayescholer.com

March 25, 2011

Max A. Webb

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Emergency Medical Services Corporation
Preliminary Proxy Statement on Schedule 14A
Filed March 1, 2011
File No. 001-32701

Dear Mr. Webb:

This letter is submitted on behalf of our client, Emergency Medical Services Corporation (the “Company”), in response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-32701) (the “Proxy Statement”), as set forth in your letter to William A. Sanger, the Company’s Chief Executive Officer, dated March 21, 2011.  The Company is submitting this letter in response to such comments.

The text of each comment contained in the Staff’s letter is set forth in italics below, immediately followed by the Company’s response to such comment.

The Merger, page 19

Background of the Merger, page 19

1.             Please disclose how the board selected potential purchasers contacted on November 15, 2010, as discussed in the first full paragraph on page 20.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

2.             Please discuss why the board chose to invite CD&R, as stated in the third full paragraph on page 20.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

3.             Please refer to the last paragraph on p. 20. Please revise to explain why you believed it was appropriate for the special committee to contain a director of the control shareholder.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

4.             We note in the last paragraph on p. 20 that “[m]embers of the full board, other than Mr. Sanger, were invited to participate in most of the meetings of the special committee.” Please revise the background discussion to indicate which board members were in attendance at each material meeting of the special committee. Additionally please disclose the rationale for permitting other board members to attend these meetings.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

5.             Please revise to discuss why the board chose to form the special committee on December 10, 2010.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

Purpose and Reasons for the Merger; Recommendation of Our Board of Directors, page 23

6.             Please send us a copy of the board book and any other materials prepared by Goldman, Sachs & Co. in connection with the fairness opinion.

RESPONSE:

The presentation materials prepared by Goldman, Sachs & Co. for the Company’s board of directors at its February 13, 2011 meeting and summarized in the Proxy Statement under the caption “The Merger—Opinion of Goldman, Sachs & Co.” are being provided to the Staff under separate cover by counsel for Goldman, Sachs & Co. on a supplemental basis pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended. In accordance with such Rule, counsel for Goldman, Sachs & Co. has requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for Goldman, Sachs & Co. also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

7.             We note the third bullet on page 25 which states that “the possibility that it could take a considerable period of time before the trading price of shares of our Class A common stock would sustain at least the merger consideration of $64.00 per share...”. To give perspective to this statement, please add parenthetically the trading price as of Feb. 11, 2011. Also disclose, if true, that equities research analysts had issued price target ranging as high as $76.00 per share.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

8.             Please revise this section to disclose what import the current financial situation of the company had in the decision to sell and the price the board chose to accept in enough detail so that shareholders can understand why the board believes this transaction is fair and in the best interests of the unaffiliated shareholders.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

Engagement of Merrill Lynch, Pierce, Fenner & Smith Incorporated, page 32

9.             Please disclose the “portion of debt financing for the merger” that BofA Merrill Lynch and certain of its affiliates will provide.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

Litigation Related to the Merger

10.          Please revise to discuss the reasons why the complainants believe that the transactions contemplated by the Merger Agreement were financially unfair to the company and its public stockholders.

RESPONSE:

The disclosure has been revised in response to the Staff’s comments.

In connection with the Staff’s comments, the Company has requested us to inform you that it acknowledges the following:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.  Please do not hesitate to contact the undersigned if you have any further questions, or require further clarification.

Yours Truly,

/s/ Lynn Toby Fisher

Lynn Toby Fisher

cc:	Mr. John Dana Brown
Mr. William A. Sanger